Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below) dated July 11, 2016, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
REACHLOCAL, INC.
at
$4.60 Net Per Share in Cash
by
RAPTOR MERGER SUB, INC.
a wholly owned subsidiary of
GANNETT CO., INC.

Raptor Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gannett Co., Inc., a Delaware corporation (“Gannett”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.00001 per share (“Shares”), of ReachLocal, Inc., a Delaware corporation (“ReachLocal”), at a price per Share of $4.60 (the “Offer Price”), net to the holder in cash less any applicable withholding taxes and without interest, subject to the terms and conditions described in the Offer to Purchase dated July 11, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, AUGUST 5, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 27, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Gannett, Purchaser and ReachLocal, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into ReachLocal upon the terms and subject to the conditions set forth in the Merger Agreement, with ReachLocal continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct, wholly owned subsidiary of Gannett (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Gannett, Purchaser, ReachLocal or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of ReachLocal will be required in connection with the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) that the Merger Agreement has not been terminated in accordance with its terms, and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the HSR Condition (as defined below), and (iii) the Governmental Authority Condition (as defined below, and each of (a) and (b), as described and defined below, along with all other conditions to the Offer described in the Offer to Purchase, the “Offer Conditions”). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, at the end of the day on Friday, August 5, 2016, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”), other than Shares tendered by guaranteed delivery where actual delivery has not occurred, together with the Shares then owned by Gannett and Purchaser, if any, represents at least a majority of the then outstanding Shares (the “Minimum Condition”). The HSR Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of Shares pursuant to the Offer or consummation of the Merger has expired or otherwise been terminated (the “HSR Condition”). The Governmental Authority Condition requires that no governmental authority shall have effected, enacted, entered, enforced or promulgated any law or order or legal proceeding that makes illegal, restrains or prohibits the making or the consummation of the Offer or the Merger (the “Governmental Authority Condition”). The Offer is also subject to other conditions, as described in the Offer to Purchase.

In order to induce Gannett and Purchaser to enter into the Merger Agreement, Gannett and Purchaser entered into a Tender and Support Agreement (“Support Agreement”) with certain stockholders of ReachLocal affiliated with VantagePoint Capital Partners and RMV V, L.L.C. (the “Supporting Stockholders”), which provides that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares that such Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act), provided however that the maximum number of Shares subject to the Support Agreement will not exceed 39.99% of the outstanding Shares (the “Covered Shares”). The Support Agreement also provides that the Supporting Stockholders will vote the Covered Shares against certain alternative corporate transactions. Excluding shares which may be issued under ReachLocal compensatory awards, as of June 27, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 15,110,916 Shares (or approximately 50.2% of all Shares outstanding as of June 20, 2016).

After careful consideration by the Board of Directors of ReachLocal, including a review of the terms and conditions of the Merger Agreement, in consultation with ReachLocal’s financial and legal advisors, at a meeting of the Board of Directors of ReachLocal held on June 27, 2016, ReachLocal’s Board of Directors has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of ReachLocal and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger be effected as soon as practicable following the acceptance time of the Offer without a vote of ReachLocal’s stockholders pursuant to Section 251(h) of the DGCL; and (iv) resolved to recommend that ReachLocal’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Gannett and Purchaser to terminate the Merger Agreement pursuant to its terms, if on any then scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition and the other conditions set forth in the Merger Agreement) have not been satisfied or waived by Gannett or Purchaser, Purchaser will extend the Offer and the Expiration Date to a date that is not more than ten (10) Business Days after such previously scheduled Expiration Date (the length of such extension to be determined by Gannett in its sole discretion), or such longer period as may be agreed to by the parties, in order to permit the satisfaction of such conditions to the Offer, provided that

Purchaser will not be required to extend the Offer beyond October 25, 2016 (the “Initial Outside Date”) and provided further that, in the event that at the Initial Outside Date, all of the conditions to the Offer other than the Minimum Condition and the HSR Condition have been satisfied or have been waived by Gannett and Purchaser, the Initial Outside Date will be extended to December 24, 2016 (the “Extended Outside Date”). In addition, Purchaser will extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Global Select Market (“NASDAQ”).

Subject to the applicable rules and regulations of the SEC, Gannett and Purchaser expressly reserve the right to increase the Offer Price or to make any other changes to the terms or conditions of the Offer, provided that without the prior written consent of ReachLocal, Gannett and Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify, or waive the Minimum Condition or other specified conditions, (v) amend or modify any other specified condition in a manner adverse to the holders of Shares, (vi) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement, (vii) terminate, accelerate, extend or otherwise modify or amend the Expiration Date, except as provided in the Merger Agreement, or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date, and Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares, or (b) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; provided that if such Shares are direct registration Shares, neither (a) nor (b) will be required, as provided in the Letter of Transmittal, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when share certificates or book-entry confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Gannett, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any determination made by Purchaser with respect to the validity of any withdrawal may be challenged by ReachLocal’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

ReachLocal has provided Purchaser with ReachLocal’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ReachLocal’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger generally will be a taxable transaction to U.S. holders for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income tax or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before making any decision with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

July 11, 2016